FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 7, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD. A NORTHAIR GROUP COMPANY

2003 ANNUAL REPORT

NDT VENTURES LTD. A NORTHAIR GROUP COMPANY

Letter to the Shareholders

During the past year NDT Ventures Ltd. concentrated its exploration activities in Canada and the United States.  Although we continue to maintain an active contact network outside North America, the Company believes it can presently make the most effective use of its exploration funds in geologically attractive areas close to home.  While gold remains our primary exploration target, we broadened our focus during the past year to include diamonds, with the acquisition of the Melville Project in a new and exciting Nunavut kimberlite province.  The Melville Project is at an early stage; however initial results from the adjacent Stornoway Diamond Corporation ground provides enthusiasm that our properties may yield new diamondiferous kimberlites.

In Nevada, we have continued with our philosophy to acquire and develop attractive gold projects.  Although drill testing of the CC Project did not provide the grade we believed was necessary for an economic deposit, the acquisition of the Trend and Pasco Canyon Projects have expanded our portfolio.  Pasco Canyon is scheduled for drill testing this fall and we look forward to positive results from it and our other Nevada projects.

With these recent property additions and anticipated future acquisitions, we will have increased our property base and as such believe the Company has the right ingredients for success in an improved junior resource market.

We thank our shareholders for their ongoing support during the recent difficult period for the exploration industry.  Be assured we are continuing to do our utmost to increase shareholder value.

On behalf of the Board of Directors,

NDT VENTURES LTD.

/s/ signed

Frederic G. Hewett, P.Eng.

President & CEO

September 29, 2003

EXPLORATION OVERVIEW

During the year the Company diversified somewhat from its strong focus on precious metals with a foray into diamond exploration.  In early 2003, NDT Ventures Ltd. and Navigator Exploration Corp. announced their entry into an option agreement with Northern Empire Minerals Ltd., a predecessor company of Stornoway Diamond Corporation, to explore for diamond bearing kimberlites on approximately one million acres of land on the Melville Peninsula and Baffin Island. The NDT-Navigator joint venture is on three separate blocks of land proximal to Stornoway's significant diamond discovery and in geologically similar terrain.  An aggressive exploration program consisting of airborne geophysics, sediment and till sampling and geological prospecting is being carried out during the 2003 field season.

On the precious metals side, the Company has maintained its contact network in North and South America and continues to conduct evaluations of prospects that meet its project criteria.  Significant efforts are presently being given to property evaluations in Canada and Nevada with an emphasis towards higher grade gold and silver projects with underground or shallow open pit potential.

In Canada, the Company has returned the Amarok and Fox properties to the vendors while continuing to hold its geologically attractive land positions in Voisey's Bay, Labrador, where Inco is moving forward with project development. NDT  also maintains an interest in the South Voisey Bay Project being explored by Falconbridge Ltd.

In South America, NDT continues to hold its Magma claims that cover strategic portions of the Cordon de Esquel mineral belt under development in Argentina by Meridian Gold.

In the United States, the Company has acquired two new projects in Nevada, Pasco Canyon and Trend, and continues to hold the Black Hills project into its second year.  It has returned two other projects to the vendors. Additional work on the three active Nevada projects is planned over the coming months.

Although the Company regularly reviews opportunities of a more advanced nature it mainly focuses on identifying acquisition possibilities that are at an early stage of exploration.  To be of interest a project must demonstrate a permissive geologic environment of sufficient size to host economic mineralization.  Drill targets should already exist or could be identified with a minimal work program and an early phase exploration program should potentially be able to significantly enhance the worth of the project.  Importantly, potential deal terms must reflect project risk.

Over the near term, priority will be given to further evaluating the Company's Nevada interests with the objective of defining specific drill targets, while advancing its Canadian projects.  There are also several additional gold properties in South America, the United States and Canada under detailed review for possible acquisition.

CANADA

Melville Diamond Project

In February, 2003 NDT Ventures Ltd. and Navigator Exploration Corp. entered into an option agreement with Stornoway /Northern Empire to explore for diamond bearing kimberlites on approximately one million acres of land in 25 prospecting permits on the Melville Peninsula, Nunavut and adjacent Baffin Island. The permits are divided into the southern (Gem), central (Sarcpa) and northern (Fury) groups, based on prospective kimberlite geology.

Also in February 2003, Stornoway/Northern Empire reported that diamonds had been recovered from two separate kimberlite occurrences on their Aviat North Property.  The AV-1 discovery is a kimberlite outcrop that returned 228 diamonds from a 186 kilogram surface sample.  The other discovery, located two kilometres southwest of AV-1, consists of a series of angular kimberlite boulders.  This zone yielded 92 diamonds from a 43 kilogram sample.  Both kimberlite occurrences were discovered during a regional 2002 summer sampling and prospecting program designed to follow up on indicator mineral anomalies generated during 2001.  The diamond counts and size distributions are favourably comparable to other potentially economic diamond occurrences in Canada.  The ultimate size and nature of AV-1 is unknown, but at the time of this writing a drilling program on the AV-1 discovery is ongoing.

Fury, the most northerly of the NDT-Navigator three permit blocks is located on the southern coast of Baffin Island and on islands to the south, directly across the narrow Fury and Hecla Strait from the Melville Peninsula.  This block covers ground between a large DeBeers land position on Baffin Island and the Aviat North property to the southwest; its closest boundary is just 50 kilometres to the northeast of the AV-1 outcrop.

The second block of NDT-Navigator ground, Sarcpa, lies about 70 kilometres to the south of AV-1 in the central portion of the Melville Peninsula.  LandSat imagery suggests the presence of an east-west trending crustal scale break possibly of significance to kimberlite implacement.  North, north-northeast and northeast fracture patterns are also evident on the LandSat images.

The third block of ground, known as Gem, is approximately 40 kilometres farther to the south and about 150 kilometres from the AV-1 discovery.  On this block the Geological Survey of Canada has identified a series of six small (100 to 400m diameter) showings of 'serpentinized ultramafic rock' situated within Archean granite.

The NDT-Navigator ground has seen essentially no previous exploration activity but is part of the same geologic province as ground held by Stornoway and from an exploration perspective, is considered to be equally as permissive for the discovery of kimberlites.

Under the terms of the Agreement, NDT and Navigator may earn a 60% collective interest (30% interest each) in the properties by funding all permit acquisition costs (complete), issuing 100,000 shares and 100,000 warrants of each company (complete) and incurring $1 million in exploration costs.  NDT and Navigator negotiated the option terms of the agreement and advanced all acquisition costs in December 2002.  The properties are subject to a two percent gross overriding royalty, 50% of which NDT and Navigator can purchase for $3,000,000.

NDT considers this an outstanding opportunity to become involved in an exciting new grass roots diamond exploration venture and is optimistic that ongoing systematic exploration of the NDT-Navigator land holdings will results in new kimberlite discoveries by using proven geochemistry, geophysics and remote sensing techniques.  The recent entry of BHP Billiton, operator of the Ekati Diamond Mine in Nunavut, as a partner with Stornoway has added significant credence to the potential of the area.

South Voisey Bay Project

During the 2003 field season, continued geophysical and geologic work by Falconbridge at South Voisey Bay identified three high priority target areas for drilling.  The targets are located in an east-west trending structure in an area predominated by northwest and southeast features on property controlled by the South Voisey Bay Nickel Company (SVBN) and on adjacent claims.  The target areas were initially identified through an airborne MegaTEM electromagnetic ('EM') survey flown in April/May 2003 and further confirmed by AMT electromagnetic ground geophysics and large loop EM surveys.  The targets coincide with residual east-west gravity and magnetic features.  The 2003 program is designed to identify nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

The three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date.  The initial phase of drilling is expected to include approximately 1,200 metres of drilling and was initiated in early September.

The 2003 program is being carried out by Falconbridge Limited.  Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five year period.  Falconbridge has spent approximately $4.0 million to date on the project and has met the requirements up to the end of 2003 to maintain its option.

NDT maintains a 6.55% interest in South Voisey Bay Nickel Company.

Voisey's Bay Projects

Inco Ltd.'s Voisey's Bay world class copper-nickel-cobalt deposit is now scheduled for development and pre-development work has begun.  NDT continues to maintain its strategic land position in the district with claims covering favorable geology that has the potential for new discoveries.

ARGENTINA

Magma Project, Chubut Province

In Argentina, the Company controls 5000 hectares within the geological trend that hosts the significant Esquel gold project owned by Meridian Gold.  Although the Esquel project has recently been the subject of public opposition, Meridian is optimistic that they will see production within a reasonable time frame.  At last report, the measured and indicated resources of Esquel stand at 3,276,000 ounces gold and 5,866,000 ounces of silver with 75% of this grading in excess of 10.5 g/t gold and 18.2 g/t silver.  The Company will continue to maintain its Magma claims and monitor the progress of Meridian's activities.

UNITED STATES

Black Hills Project, Mineral County, Nevada

Due to overall favorable results of its first year field program, the Company elected to maintain its interests in the Black Hills Project for a second year.  The property consists of 28 claims located on a major structural component of the Walker Lane and lies mid-way between the Paradise Peak and Rawhide gold mines.  Host rocks on the prospect include Mesozoic siltstones, conglomerate and limestone locally overlain by a flat laying thrust sheet of biotite rich diorite.  A variety of younger intrusive rocks are also present.

NDT's main target at Black Hills is a potentially large carbonate hosted skarn target locally exposed through cover on the eastern flanks of the range.  Sampling here has identified gold values up to 5 g/t and copper assays up to 6%.  Metal values mainly come from zones of sulphide replacement of calc-silicate skarn with copper staining and quartz veining in proximity to a granodiorite intrusive.  Only a small portion of this potentially large target zone is exposed on surface and a geophysical program designed to identify buried sulphides will be conducted.  Priority targets defined by the geophysics will be drilled.

Pasco Canyon Project, Nye County, Nevada

Pasco Canyon is a large untested gold system in northern Nye County, Nevada. The Round Mountain gold mine (+13 million ounces of past production and current reserves) lies 20 kilometres to the southwest and the Northumberland gold deposit (600,000 ounces of past production) is situated approximately 9 kilometres northwest.  Geologically the property is an upper level volcanic hosted epithermal gold system where silicified, veined and brecciated volcanics outcrop on the edge of a range front over an area measuring approximately 400 by 600 metres.  Gold values up to 200 ppb have been obtained in outcrop in association with high arsenic and mercury.  These geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing mineral system.  Magnetic data indicates a large distinct low adjacent to mineralized outcrops suggesting that the hydrothermal system extends easterly across the range front fault into the pediment area.  This large target zone is localized where a regionally extensive east-west linear intersects the northerly trending range front fault system.

Pasco Canyon is well positioned within a highly mineralized metallogenic province of Nevada and it is unusual that this large gold bearing occurrence remained undiscovered until recently.  The prospect has received only minimal surface evaluations and has never been drilled.  The priority exploration area on the prospect is along the range front fault system that is considered the main control to mineralization.  Geologically, the prospect has similarities to Round Mountain and has the potential for both high grade veins and volcanic hosted disseminated mineralization.

The property is held under option from AuEx, LLC, an experienced private Reno based mineral exploration company.  NDT can earn an initial 51% interest in Pasco Canyon over a five year period by making cash payments totalling US$500,000, issuing 750,000 common shares of NDT stock and by completing US$500,000 in exploration and development expenses.  The Company can increase their interest to 70% by taking the project to feasibility.  The first year requirement consists of a US$5,000 cash payment, 75,000 shares and a work commitment to include drilling.  Work is currently underway on a ground magnetic geophysical survey to more specifically prioritize fall drilling targets.

Trend Project, Lander and Eureka Counties, Nevada

The Trend Project is the Company's most recent property acquisition and consists of a large claim block in north central Nevada.  The Company's land position adjoins the south end of the Cortez Joint Venture (Cortez JV), made up of Placer Dome (60%) and Kennecott (40%).  The Cortez JV controls a number of sediment hosted Carlin type gold deposits with reported reserves and resources totaling over 18 million ounces of gold.  The most recent discovery in the district is Cortez Hills where Placer reports over 5.5 million ounces of gold.  Recently there were six drill rigs operating to explore the currently open deposit and it is expected that the gold reserves/resources at Cortez Hills will be significantly expanded.

NDT's Trend Project lies approximately ten kilometers southeast of the Cortez Hills discovery and on strike with the lineation of known deposits within the Cortez JV.  An additional potential Cortez JV discovery is the ET Blue occurrence that lies at the edge of a pediment approximately six kilometers to the northeast of the Trend Project.

The Trend Project claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.  A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach soil sampling program.  Interpretation of the results of this sampling indicates multiple zones of reduced subsurface mineralization with the oxidation, base metal and halide suite elements strongly reflecting the defined Battle Mountain-Eureka linears.  Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north and northeast.

Current exploration work by the Company includes a detailed review of the available structural and geochemical data to aid in the design and planning of a program to provide drill target prioritization.  It is expected programs will include additional geophysics and geochemistry surveys in preparation for possible drilling.

Thomas H. Burkhart, B.Sc.

Vice President - Exploration

NDT VENTURES LTD. A NORTHAIR GROUP COMPANY

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Donald A. McLeod,

Chairman of the Board & Director

Frederic G. Hewett, P.Eng.,

President, Chief Executive Officer & Director

D. Bruce McLeod, P.Eng.,

Vice President & Director

Thomas H. Burkhart, B.Sc.,

Vice President - Exploration

G.M. Sharp,

Corporate Secretary

Bruce C. Grant,

Director

D. Neil Briggs,

Director

Donald G. Moore,

Director

James P. Stewart,

Director

SENIOR STAFF

Alfred C. Kwong, C.A., M.B.A.,

Controller

STOCK EXCHANGE LISTINGS

TSX Venture Exchange

Trading Symbol: NDE

OTC Bulletin Board

Trading Symbol: NDTVF

OFFICES

Executive & Registered Office

Suite 860 - 625 Howe Street

Vancouver, BC, V6C 2T6, CANADA

Tel: (604) 687-7545; Fax: (604) 689-5041

WEB SITE: www.northair.com/ndt/

SOLICITORS

Blake, Cassells & Graydon LLP

Vancouver, BC, CANADA

Stewart McKelvey Stirling Scales

St. John's, NF, CANADA

BANKERS

Bank of Montreal

Vancouver, BC, CANADA

AUDITORS

Staley, Okada & Partners

Surrey, BC, CANADA

TRANSFER AGENTS

Pacific Corporate Trust Company

10th Floor, 625 Howe Street, Vancouver, BC,

V6C 2T6, CANADA

Tel:  604-689-9853

Fax: 604-689-8144

Web Site: www.pctc.co

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	NDT Ventures Ltd.
Issuer Address:	c/o #860 - 625 Howe Street, Vancouver, B.C. V6C 2T6
Issuer Fax No.:	604-689-5041
Issuer Telephone No.:	604-687-7545
Contact Name:	Fred Hewett
Contact Position:	President
Contact Telephone Number:	604-687-7545
Contact Email Address:	info@northair.com
Web Site Address:	www.northair.com/ndt
For Quarter Ended:	2003/05/31
Date of Report:	2003/07/08

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Fred Hewett"	Fred Hewett	2003/09/29

"Bruce McLeod"	Bruce McLeod	2003/09/29

NDT VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 MAY 2003 and 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

AUDITORS' REPORT

To the Shareholders of NDT Ventures Ltd.:

We have audited the consolidated balance sheet of NDT Ventures Ltd. (An Exploration Stage Company) as at 31 May 2003 and 2002 and the consolidated statements of operations and cash flows for each of the years ended 31 May 2003, 2002, 2001 and cumulative from 25 February 1995 through 31 May 2003 and the consolidated statement of shareholders' equity from 31 May 2000 through 31 May 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2003 and 2002 and the results of its operations and its cash flows for the years ended 31 May 2003, 2002, 2001 and cumulative from 25 February 1995 through 31 May 2003 and the changes in shareholders' equity from 31 May 2000 through 31 May 2003 in conformity with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"Staley, Okada & Partners"

Surrey, B.C.	STALEY, OKADA & PARTNERS
8 July 2003	CHARTERED ACCOUNTANTS

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 31 May
Canadian Funds

ASSETS	2003	2002
Current
Cash and short-term investments (Note 5e)	$1,867,100	$1,861,235
Accounts receivable	13,501	8,770
	1,880,601	1,870,005
Exploration Expense Advance	42,218	11,300
Reclamation Bond	16,837	-
Mineral Property Costs - Schedule (Note 3)	170,153	765,750
Investments (Note 4)	115,751	140,388
Mining Equipment, net of accumulated amortization of $106,734 (2001 - $100,399)	10,346	14,781
	$2,235,906	$2,802,224

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,965	$4,175
Due to affiliated company	14,718	18,600
	22,683	22,775
Commitments and Contingencies (Note 6)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 5)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
32,909,745 (25,676,978) shares	24,304,435	23,168,412
Deficit Prior to Exploration Stage - Statement 2	(3,930,304)	(3,930,304)
Deficit Accumulated During Exploration Stage - Statement 2	(18,160,908)	(16,458,659)
	2,213,223	2,779,449
	$2,235,906	$2,802,224

ON BEHALF OF THE BOARD:

"Fred Hewett", Director

"Bruce McLeod", Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Shareholders' Equity
Canadian Funds

				Deficit
			Deficit	Accumulated
	Common Shares		Prior to	During
	Issued and Fully Paid		Exploration	Exploration
	Shares	Amount	Stage	Stage	Total
Balance - 31 May 2000	25,538,743	$23,139,471	$(3,930,304)	$(13,351,846)	$5,857,321
Issuance of shares for finder's fee	88,235	22,941	-	-	22,941
Loss for the year	-	-	-	(2,556,031)	(2,556,031)
Balance - 31 May 2001	25,626,978	23,162,412	(3,930,304)	(15,907,877)	3,324,231
Issuance of shares for property	50,000	6,000	-	-	6,000
Loss for the year	-	-	-	(550,782)	(550,782)
Balance - 31 May 2002	25,676,978	23,168,412	(3,930,304)	(16,458,659)	2,779,449
Issuance of shares for property	225,000	34,500	-	-	34,500
Issuance of shares for finders' fees	57,767	7,432	-	-	7,432
Issuance of shares for cash	6,950,000	1,251,000	-	-	1,251,000
Share issuance costs	-	(156,909)	-	-	(156,909)
Loss for the year	-	-	-	(1,702,249)	(1,702,249)
Balance - 31 May 2003	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$2,213,223

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Operations
Canadian Funds

	Cumulative Amounts from	For the Years Ended
	25 February 1995 to 31 May 2003	31 May 2003	31 May 2002	31 May 2001
General and Administrative Expenses
Management and administrative fees	$2,365,151	$180,000	$180,000	$189,000
Salaries and benefits	543,777	51,181	59,524	72,383
Regulatory compliance	158,290	46,949	26,271	19,817
Legal and accounting	765,583	32,042	32,906	16,509
Shareholder information and meetings	1,000,368	23,928	14,453	37,530
Travel and promotion	443,301	22,096	20,799	26,281
Office and general	375,290	19,618	25,415	14,107
Transfer agent fees	56,277	6,606	3,693	2,672
Amortization	45,759	4,434	6,334	8,259

Loss Before the Undernoted	5,753,796	386,854	369,395	386,558
Exploration on outside properties and properties abandoned	13,867,886	1,279,483	238,574	2,288,443
Write-down of investments	811,553	24,637	15,564	48,752
Foreign exchange loss (gain)	33,093	36,996	(3,903)	-
Gain on sale of securities	(24,351)	-	-	-
Gain on disposal of capital assets	(4,475)	-	-	-
Interest income	(1,769,676)	(25,721)	(68,848)	(167,722)
Project administration	(506,918)	-	-	-

Loss for the Period	$(18,160,908)	$(1,702,249)	$(550,782)	$(2,556,031)

Loss per Share - Basic and Diluted		$(0.06)	$(0.02)	$(0.10)

Weighted Average Number of Shares Outstanding		26,952,870	25,637,252	25,596,761

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	Cumulative Amounts from	For the Years Ended
	25 February 1995 to 31 May 2003	31 May 2003	31 May 2002	31 May 2001
Operating Activities
Loss for the period	$(18,160,908)	$(1,702,249)	$(550,782)	$(2,556,031)
Items not affecting cash
Exploration on outside properties and properties abandoned	13,867,886	1,279,483	238,574	2,288,443
Write-down of investments	811,553	24,637	15,564	48,752
Gain on sale of securities	(24,351)	-	-	-
Amortization	45,759	4,434	6,334	8,259
Gain on disposal of capital assets	(4,475)	-	-	-
	(3,464,536)	(393,695)	(290,310)	(210,577)
Changes in current assets and liabilities
Accounts receivable	(12,046)	(4,730)	3,115	(1,989)
Accounts payable and accrued liabilities	(997,732)	3,790	(85,296)	85,308
	(4,474,314)	(394,635)	(372,491)	(127,258)

Investing Activities
Exploration expense advance	(42,218)	(30,918)	(11,300)	7,500
Reclamation bond	(16,837)	(16,837)	-	-
Mineral property costs	(14,480,610)	(641,954)	(363,351)	(1,304,271)
Purchase of investments	(99,002)	-	-	-
Proceeds from sale of investments	952,214	-	-	-
Purchase of capital assets	(176,026)	-	-	(3,692)
Proceeds from disposal of capital assets	28,913	-	-	-
	(13,833,566)	(689,709)	(374,651)	(1,300,463)

Financing Activities
Due to affiliated company	(17,419)	(3,882)	(316)	2,248
Note payable to related parties	(175,340)	-	-	-
Convertible debentures	(192,966)	-	-	-
Share capital issued for cash, net	20,387,503	1,094,091	-	-
	20,001,778	1,090,209	(316)	2,248

Net Increase (Decrease) in Cash and Short-Term Investments	1,693,898	5,865	(747,458)	(1,425,473)
Cash position - Beginning of period	173,202	1,861,235	2,608,693	4,034,166
Cash Position - End of Period	$1,867,100	$1,867,100	$1,861,235	$2,608,693

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for property acquisition		$34,500	$6,000	$-
Shares received for resource properties and recoveries		$-	$104,806	$62,939
Issuance of shares for finders' fees		$7,432	$-	$22,941

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds

	Acquisition Costs	Exploration Costs	2003	2002
Direct - Mineral
Canada
Rankin Inlet, Nunavut
Amarok
Wages and consultants	$-	$61,346	$61,346	$56,236
Lease, licenses and taxes	-	(12,548)	(12,548)	15,512
Airborne geophysics	-	53,489	53,489	-
Assay	-	10,767	10,767	-
Travel and accommodation	-	53,587	53,587	12,701
Camp and general	-	7,225	7,225	11,928
Staking	1,408	-	1,408	6,340
Option payments	-	-	-	6,000
	1,408	173,866	175,274	108,717
Fox
Lease, licenses and taxes	-	1,059	1,059	-
Airborne geophysics	-	1,501	1,501	-
Assay	-	2,442	2,442	-
Travel and accommodation	-	22,033	22,033	-
Camp and general	-	2,765	2,765	-
Staking	846	-	846	-
Option payments	4,000	-	4,000	-
Wages and consultants	-	22,681	22,681	4,857
	4,846	52,481	57,327	4,857
Melville, Nunavut
Acquisition	50,000	-	50,000	-
Wages and consultants	-	15,170	15,170	-
Option payments	21,000	-	21,000	-
Camp and general	-	3,875	3,875	-
	71,000	19,045	90,045	-
Voisey's Bay, Newfoundland
Takla	-	637	637	703
Donner	-	-	-	7,150
	-	637	637	7,853
General exploration, Canada
Wages and consultants	-	34,595	34,595	87,645
Travel and general	-	-	-	16,215
	-	34,595	34,595	103,860

Balance Carry Forward	$77,254	$280,624	$357,878	$225,287

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds

	Acquisition Costs	Exploration Costs	2003	2002
Balance Carried Forward	$77,254	$280,624	$357,878	$225,287
United States
Nevada
Hannah
Wages and consultants	-	7,474	7,474	-
Assay	-	1,361	1,361	-
Staking	2,751	-	2,751	-
Option payments	5,033	-	5,033	-
	7,784	8,835	16,619	-
Black Hills and Jenny
Staking	6,952	-	6,952	-
Option payments	14,438	-	14,438	-
Wages and consultants	-	3,023	3,023	-
	21,390	3,023	24,413	-
CC claims
Drilling	-	26,297	26,297	-
Assay	-	10,324	10,324	-
Camp and general	-	11,333	11,333	-
Staking	7,013	-	7,013	-
Option payments	36,608	-	36,608	-
Wages and consultants	-	40,184	40,184	-
	43,621	88,138	131,759	-
General exploration
Wages and consultants	-	109,334	109,334	-
Travel and general	-	31,921	31,921	-
Assays	-	1,365	1,365	-
	-	142,620	142,620	-
South America
Antana Property, Peru
Wages and consultants	-	-	-	6,625
Finder's fee	-	-	-	4,649
Camp and general	-	-	-	4,459
Travel and accommodation	-	-	-	2,981
Legal and taxes	-	-	-	797
	-	-	-	19,511
Magma Property, Argentina	-	3,725	3,725	9,350
General exploration
Wages and consultants	-	6,872	6,872	103,903
Travel and general	-	-	-	11,300
	-	10,597	10,597	144,064

Costs for the Year	150,049	533,837	683,886	369,351
Balance - Beginning of year	86,399	679,351	765,750	739,779
Costs on outside properties and properties abandoned (Note 3)	(126,061)	(1,153,422)	(1,279,483)	(238,574)
Costs related to properties transferred for investment in shares (Note 3d)	-	-	-	(104,806)
Balance - End of Year	$110,387	$59,766	$170,153	$765,750

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

1.

Organization and Nature of Operations

The Company, which was incorporated in British Columbia on 11 September 1986, was previously in the business of mail-order catalogue sales through its wholly-owned subsidiary, Life Force Technologies Ltd.  The subsidiary went bankrupt and was liquidated in 1991.  The Company was inactive between 20 February 1992 and 25 February 1995.

The Company engages primarily in the acquisition, exploration and development of mineral properties.  The recovery of the Company's investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcomes of which cannot presently be determined as they are contingent on future events.

2.

Significant Accounting Policies

a)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

b)

Mineral

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

c)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Investments

The Company accounts for its investments on the cost basis when it has less than a 20% interest in and/or has no significant influence over the investee company.  Investments are written down to net realizable value when the decline in value is deemed to be other than temporary.

e)

Amortization

The Company provides for amortization on the following basis:

  Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

f)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

h)

Foreign Exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date.  Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

i)

Loss per Share

Loss per share amounts have been calculated and presented in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

2.

Significant Accounting Policies - Continued

j)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

k)

Cumulative Figures

Cumulative figures have been presented only for the period since 25 February 1995 when the Company's business changed from the mail-order business to the exploration and development of mineral properties.

l)

Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries, Altiplano (Barbados) Ltd., and NDT Ventures U.S.A Inc.  These subsidiary companies currently have no significant assets, liabilities or operations and have been accounted for using the purchase method of accounting.

m)

Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, which applies to all awards granted by the Company on or after 1 June 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to, or has a practice of, settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs

Details of properties on hand are as follows:

	Acquisition Costs	Exploration Costs	2003	2002
Canada
Rankin Inlet, Nunavut
Amarok	$-	$-	$-	$108,717
Fox	-	-	-	4,857

Melville, Nunavut	71,000	19,045	90,045	-

Voisey's Bay, Newfoundland
Takla	-	-	-	616,826

United States
Nevada
Hannah	7,784	8,835	16,619	-
Black Hills and Jenny	21,390	3,023	24,413	-

South America
Magma, Argentina	10,213	28,863	39,076	35,350
	$110,387	$59,766	$170,153	$765,750

Details of the write-offs of mineral property interests are as follows:

	2003	2002
Canada
Takla	$617,462	$-
Amarok	283,991	-
Fox	62,184	-
General exploration and other properties	34,595	103,860
United States
CC Claims	131,759	-
General exploration and other properties	142,620	-
South America
Antana, Peru	-	19,511
General exploration and other properties	6,872	115,203
	$1,279,483	$238,574

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs - Continued

a)

Amarok Claims

By agreement dated 27 August 2001, the Company received the right to acquire up to a 100% interest in the claims and prospecting permit known as the Amarok property.  The Company issued 50,000 shares and incurred $277,991 in exploration expenditures.  During the current year, the Company decided not to pursue this project and terminated its option.

b)

Fox Claims

By agreement dated 31 May 2001, the Company received the right to acquire up to a 75% interest in the claims known as the Fox property.  The Company issued 50,000 shares and incurred $58,184 in exploration expenditures.  During the current year, the Company decided not to pursue this project and terminated its option.

c)

Takla Claims

Pursuant to an option agreement dated 24 April 1995 and a joint venture agreement dated 8 November 1996, the Company holds a 63% interest in and to certain mining claims (the "Takla Claims") situated in Voisey's Bay.  North Group Ltd. (formerly Takla Star Resources Ltd.) holds the remaining 37% interest.  Certain claims in this property are subject to a Net Smelter Return ("NSR") royalty equal to 1.5% of amounts received for base metals and 2% of amounts received for precious metals (the "Newminex Royalty"), payable to Newminex Mining and Exploration Ltd.  The Newminex Royalty may be purchased for $5,000,000.  North Group Ltd. retains a 1% NSR on the property.  In addition, the Company is obligated to issue up to a maximum of 300,000 common shares to North Group Ltd. as a bonus for a bankable feasibility study.

Each company's interest is subject to dilution if they do not contribute their proportionate share of an exploration program.  North Group Ltd.'s interest in the joint venture is approximately 37%, which shall not be reduced to less than 25%.  The Company's interest will be relinquished if its interest becomes less than 5%.

The Company retains their interest in these claims, however, due to a lack of exploration activity, all costs associated with these claims were written off during the current year.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs - Continued

d)

Donner Properties

Certain of the Voisey's Bay properties owned by the Company and other third parties were the subject of option agreements with Donner Minerals Ltd. ("Donner").  In March and April 2001, Donner acquired 100% of the interests from various third parties.  The effect of these acquisitions resulted in the Company, Donner and three third parties ("five parties") holding interests in the subject properties.

By agreement dated 3 April 2001 (the "shareholders' agreement"), the five parties agreed to vend their interests in their Voisey's Bay properties for shares of a new company, SVB Nickel Company Ltd. ("SVBN").  The Company received 830,567 shares for its property interests and the related mineral property costs were transferred to investments.  The Company currently holds an aggregate of 837,119 shares of SVBN representing a 6.56% interest (Note 4).  The properties will be explored further by SVBN, which will receive funding from the five parties by way of capital contributions.  Non-contributions, dilution of interest and third party contributions are governed by the shareholders' agreement.

The properties are currently the subject of an option agreement between SVBN and Falconbridge Limited, which can earn a 50% interest by incurring $14,000,000 in exploration expenditures by 31 December 2006.

e)

Melville Properties

Effective 31 December 2002, the Company and Navigator Exploration Corp. ("Navigator") (together the "Optionees"), as tenants in common, were granted an option (the "Option") to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Ventures Ltd. ("Stornoway"), Northern Empire Minerals Ltd. ("Empire") and Hunter Exploration Group ("Hunter") (together the "Optionors").  The Fury, Sarcpa and Gem are collectively referred to herein as the Melville Project.  The Company has certain directors and officers in common with Stornoway and Empire. Hunter is an unincorporated joint venture, which is at arm's length to the Company.

The Company and Navigator will earn their respective interest by:

i)

funding in equal amounts the acquisition costs of the Melville Project prospecting permits;

ii)

each issuing to Hunter 100,000 common shares in their respective capital and 100,000 warrants exercisable to purchase 100,000 additional common shares in their respective capital for a period of one year at a price equal to 125% of the average closing price of the relevant company's shares for the five trading days after the Company and Navigator publicly announced the agreement, being 11 February 2003; and

iii)

incurring exploration expenditures of $1,000,000 and filing all representation work necessary to maintain all or a portion of the Melville Project in good standing until an aggregate of $1,000,000 has been spent on exploration expenditures.

The Melville Project is subject to a 2% gross overriding royalty on all mineral production, including gemstone production.  The Company and Navigator may reduce this royalty to 1% by paying an aggregate of $3,000,000. In addition, the Melville Project is subject to a 2% NSR royalty from the sale of ore or ore concentrates or other products there from.

The Company has fulfilled (i) and (ii) of the above terms.  The 100,000 shares were issued at a deemed price of $0.21 per share.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs - Continued

f)

Black Hills, Jenny and Hannah Claims

By letter agreement dated 6 August 2002 and effective 5 September 2002, the Company obtained the right to acquire three gold properties in Churchill County, Nevada, U.S.A, known as Black Hills, Jenny, and Hannah.  At its option, the Company can earn its interest by completing the following:

Date	Cash Payments (U.S. $)	Share Issuances
Within 10 days of 5 September 2002 (paid)	$5,000	-
Within 30 days of 5 September 2002 (issued)	-	25,000
5 September 2003	10,000	50,000
5 September 2004	40,000	100,000
4 September 2005	75,000	150,000
4 September 2006	120,000	250,000
	$250,000	575,000

The properties are subject to a 2% NSR which can be reduced to 1% by paying U.S. $1,000,000.

The Company paid a finder's fee of U.S. $2,500 and 25,000 common shares relating to this acquisition. In addition, the finder will receive 5% of certain field expenditures up to a maximum of U.S. $200,000.

g)

CC Claims

By letter agreement dated 26 August 2002 and effective 10 September 2002, the company obtained the right to acquire a gold property in Churchill County, Nevada, U.S.A., known as the CC Claims.  At its option, the Company could earn its interest by making cash payments of $500,000, issuing 685,500 shares and incurring $500,000 in exploration expenditures over a period of four years.  The Company paid cash of $10,000, issued 50,000 shares and incurred exploration expenditures of $95,151 on the property.  In addition, the Company paid a finder's fee of U.S. $2,500 and 32,767 common shares relating to this acquisition.  In the current year, the Company decided not to pursue this project and terminated its option.

h)

Finder's Fee Agreement

By agreement dated 9 July 2001, the Company agreed to engage the services of a third party for assistance in acquiring mineral properties in certain parts of Brazil.  The agreement calls for payments of U.S. $15,000 upon acquisition of any property and up to U.S. $250,000 (based on 10% of field expenditures on the properties).  To date no properties subject to this arrangement have been acquired.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

4.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value 2003	Carrying Value 2002
Coal Creek Energy Inc.	1,391	minimal	$278	$278
Epicentrix Technologies	175,882	minimal	5,187	24,624
Maximus Ventures Ltd.	3,000	minimal	780	780
Oromin Explorations Ltd.	35,000	minimal	3,500	3,500
Playfair Mining Ltd.	40,000	minimal	1,200	6,400
SVB Nickel Company Ltd. (Note 3d)	837,119	6.56%	104,806	104,806
			$115,751	$140,388

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value.  The carrying values at 31 May 2003 represent current market values as determined by management.

Playfair Mining Ltd. and the Company have two directors in common.

5.

Share Capital

a)

Stock Options

The Company has granted stock options to its officers, employees and directors.  Details are as follows:

	Number of Shares	Exercise Price per Share	Expiry Date
Balance - 31 May 2000	1,085,000	$ 0.15 - $ 0.38	May 2001 - April 2004
Options expired	(20,000)	$ 0.38
Balance - 31 May 2001	1,065,000	$ 0.15 - $ 0.38	October 2001 - April 2004
Options expired	(535,000)	$ 0.38
Balance - 31 May 2002	530,000	$ 0.15	11 April 2004
Options granted	1,485,000	$ 0.15	17 February 2008
Balance - 31 May 2003	2,015,000	$ 0.15

A summary of outstanding options as at 31 May 2003 is as follows:

Shares	Type	Exercise Price	Expiry Date
525,000	Insiders	$ 0.15	11 April 2004
5,000	Employee	$ 0.15	11 April 2004
1,325,000	Insiders	$ 0.15	17 February 2008
160,000	Employees	$ 0.15	17 February 2008
2,015,000

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

5.

Share Capital - Continued

b)

Stock-Based Compensation

During the year, the Company issued 1,485,000 stock options, which vested immediately, to its directors, officers and employees.  The Company estimated the fair value of each option on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield

0.00

Expected stock price volatility

82%

Risk-free interest rate

4.27%

Expected life of options

5 years

Employees

Had the Company recognized stock compensation expense for options granted to directors, officers and employees in the year, the Company's loss and loss per share amounts for the year would have been adjusted to the pro forma amounts as follows:

	2003	2002
Net Loss
As Reported	$(1,702,249)	$(550,782)
Proforma	$(1,891,958)	$(550,782)
Net Loss Per Share
As Reported	$(0.06)	$(0.02)
Proforma	$(0.07)	$(0.02)

No share purchase options were issued in the years ended 31 May 2002 or 2001.

c)

Warrants

As at 31 May 2003, the Company had share purchase warrants outstanding as follows:

	2003		2002
	Shares	Exercise Price	Shares	Exercise Price
Warrants outstanding - Beginning of year	-	$ -	-	$ -
Issued - expire 11 February 2004	100,000	$ 0.19	-	$ -
Issued - expire 3 April 2004	1,042,500	$ 0.20	-	$ -
Issued - expire 3 April 2004	3,475,000	$ 0.27	-	$ -
Warrants outstanding - End of year	4,617,500		-

d)

Private Placement

During the year, the Company completed a short form offering consisting of 5,560,000 flow-through units (Note 5e) and 1,390,000 non-flow-through units.  The units were priced at $0.18 and included one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a price of $0.27 until 3 April 2004.  In addition, the Company paid an agent's commission of $93,825 and issued 1,042,500 agent's warrants with an exercise price of $0.20, exercisable until 3 April 2004.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

5.

Share Capital - Continued

e)

Flow-Through Funds on Hand

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

Under the terms of flow-through agreements, the Company was obligated to expend the following on CEE.  Details are as follows:

Flow-through share commitment	$1,000,800
Expenditures incurred to 31 May 2003	52,813
Flow-through funds on hand at 31 May 2003	$947,987

6.

Commitments and Contingencies

a)

Management Services Agreement

Administration services fees of $180,000 (2002 - $180,000; 2001 - $189,000) were paid to International Northair Mines Ltd., a company with certain directors in common under the terms of a 1 August 1999 management and cost sharing agreement.  This agreement was for an initial term of two years until 1 August 2001 and automatically renews unless either party gives the other party three months notice in writing.

b)

Aboriginal and Missionary Land Claims

There are several aboriginal groups and one missionary group claiming unextinguished aboriginal titles and/or land rights to the lands and resources of Labrador.  Some of these groups have, through their legal counsel, made certain claims and requested that certain agreements be entered into with respect to activities on their traditional lands.  These may include one or more of the Company's resource properties in Voisey's Bay and such claims could materially and adversely affect the ability of the Company to explore those claims and may prevent any exploitation of the claims on an economic basis.

7.

Related Party Transactions

In addition to items noted elsewhere, during the year the Company paid salaries and consulting fees of $178,815 (2002 - $197,622) to directors and officers for geological, exploration and administrative services.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

8.

Income Taxes

The Company has approximately $14,200,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable non-capital losses for Canadian income tax purposes of approximately $996,500 which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2004	$170,000
2007	170,000
2008	229,000
2010	427,500
$996,500

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

9.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, investments, accounts receivable, accounts payable and amounts due to affiliated company.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation

10.

Segmented Information

Details on a geographical basis are as follows:

2003	Canada	United States	South America	Total
Assets	$2,155,798	$41,032	$39,076	$2,235,906
Capital Expenditures	$332,878	$298,479	$10,597	$641,954
Loss for the Year	$1,420,998	$274,379	$6,872	$1,702,249

2002	Canada	United States	South America	Total
Assets	$2,766,874	$-	$35,350	$2,802,224
Capital Expenditures	$219,287	$-	$144,064	$363,351
Loss for the Year	$415,028	$-	$135,754	$550,782

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under U.S. GAAP, investments held for re-sale (available for sale) are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

b)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off.

c)

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares previously held in escrow were performance shares that were issued to certain directors who reorganized the Company's business affairs and raised financing sufficient to fund the Company's business plan.

d)

Until 1 June 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing 1 June 2002, Canadian GAAP treatment is consistent with U.S. GAAP treatment.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board ("APB") Opinion No. 25, including interpretations provided in Interpretation ("FIN") No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

The effects of the differences in accounting principles on the results of operations, capitalized resource property costs, loss per share and deficit are as follows:

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from 25 February 1995 to 31 May 2003	Year Ended 31 May 2003	Year Ended 31 May 2002	Year Ended 31 May 2001
Loss for the period - Cdn basis	$(18,160,908)	$(1,702,249)	$(550,782)	$(2,556,031)
Write-off of mineral properties	(170,153)	595,597	(25,971)	1,024,170
Stock compensation expense	(1,981,875)	-	-	-
Loss for the period - U.S. basis	$(20,312,936)	$(1,106,652)	$(576,753)	$(1,531,861)
Loss per share for the period - U.S. basis		$(0.04)	$(0.02)	$(0.06)

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from 25 February 1995 to 31 May 2003	Year Ended 31 May 2003	Year Ended 31 May 2002	Year Ended 31 May 2001
Deficit - Prior to exploration stage - U.S. basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(18,160,908)	(18,160,908)	(16,458,659)	(15,907,877)
Write-off of mineral properties	(170,153)	(170,153)	(765,750)	(739,779)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - U.S. basis	(20,312,936)	(20,312,936)	(19,206,284)	(18,629,531)
Deficit - U.S. basis	$(24,243,240)	$(24,243,240)	$(23,136,588)	$(22,559,835)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

g)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares

	Number	Amount	Deficit Prior to Exploration Stage	Deficit Accumulated During Exploration Stage	Other Comprehensive Income	Total
Shareholders' equity as at 31 May 2001 - Cdn basis	25,626,978	$23,162,412	$(3,930,304)	$(15,907,877)	$-	$3,324,231
Write-off of mineral properties	-	-	-	(739,779)	-	(739,779)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders' equity as at 31 May 2001 - U.S. basis	25,626,978	$25,144,287	$(3,930,304)	$(18,629,531)	$-	$2,584,452
Shareholders' equity as at 31 May 2002 - Cdn basis	25,676,978	$23,168,412	$(3,930,304)	$(16,458,659)	$-	$2,779,449
Write-off of mineral properties	-	-	-	(765,750)	-	(765,750)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	-	-
Shareholders' equity as at 31 May 2002 - U.S. basis	25,676,978	$25,150,287	$(3,930,304)	$(19,206,284)	$-	$2,013,699
Shareholders' equity as at 31 May 2003 - Cdn basis	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$-	$2,213,223
Write-off of mineral properties	-	-	-	(170,153)	-	(170,153)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	-	-
Shareholders' equity as at 31 May 2003 - U.S. basis	32,909,745	$26,286,310	$(3,930,304)	$(20,312,936)	$-	$2,043,070

12.

Subsequent Event

a)

The Company entered into an agreement to acquire up to a 70% interest in the Pasco Canyon mineral claims in Nevada.  In order to earn its interest, the Company shall, in a five year period, make cash payments of U.S. $500,000, issue 750,000 treasury shares, complete a first stage of U.S. $500,000 in exploration costs, taking the claims to feasibility, and complete a second stage of U.S. $2,000,000 in exploration costs.

b)

Subject to regulatory approval, the Company entered into an agreement to acquire up to a 100% interest in the Trend mineral claims in Nevada.  In order to earn its interest, the company shall make a cash payment of U.S. $5,000, issue 25,000 treasury and pay the vendor a 5% fee on expenditures up to a maximum of U.S. $250,000.

SCHEDULE B: SUPPLEMENTAL INFORMATION

1.  Analysis of Expenses and Deferred Costs

Refer to Schedule A - Consolidated Financial Statements. The Consolidated Statement of Operations provides an analysis of general and administrative expenses. The Consolidated Schedule of Mineral Property Costs and Note 3 to the Consolidated Financial Statements provide an analysis of deferred costs.

2.  Related Party Transactions

Refer to Notes 6 and 7 to the Consolidated Financial Statements.

3.  Summary of Securities Issued and Options Granted During the Year-to-Date Period

Refer to Note 5 to the Consolidated Financial Statements for securities issued. Stock options granted during the year-to-date period to May 31, 2003:

Date	Number	Name, if insider	Exercise price	Expiry
Feb. 17, 2003	175,000	D. Bruce McLeod	$0.15	Feb. 17, 2008
Feb. 17, 2003	200,000	Frederic Hewett	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Donald A McLeod	$0.15	Feb. 17, 2008
Feb. 17, 2003	100,000	Gail Sharp	$0.15	Feb. 17, 2008
Feb. 17, 2003	100,000	Alfred Kwong	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Don Moore	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	James Stewart	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Bruce Grant	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Neil Briggs	$0.15	Feb. 17, 2008
Feb. 17, 2003	160,000	Employees	$0.15	Feb. 17, 2008
Totals	1,485,000

4.  Summary of Securities as at May 31, 2003

Refer to Note 5 to the Consolidated Financial Statements.

5.  Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Chief Financial Officer, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary, Alfred C. Kwong, Controller.

SCHEDULE C: MANAGEMENT DISCUSSIONS AND ANALYSIS

General

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas. The Company's common shares trade on the TSX Venture Exchange ("TSVX") under the trading symbol NDE.

The Company maintains an option on a gold exploration project in Nevada and is actively conducting exploration work on its Black Hills claims. During the year, the Company decided not to pursue the CC claims in Nevada and has returned the properties to the vendors.

The Company also terminated options on the Fox and Amarok projects in Nunavut.

Subsequent to year-end, the Company decided not to pursue the Jenny and Hannah claims in Nevada and has returned the properties to the vendors.

The Company and Navigator Exploration Corp., as tenants in common, have acquired an option on a collective 60% interest in the Sarcpa and Gem exploration permits situated on the Melville Peninsula and the Fury permits on Baffin Island, Nunavut and have commenced a diamond exploration program.

In April 2003, the Company completed a short form offering consisting of 5,560,000 flow-through units and 1,390,000 non-flow-through units, both at $0.18. The unit included a common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional share at $0.27 until April 3, 2004. The Company paid the agent a commission of $93,825 and issued 1,042,500 agent's warrants with an exercise price of $0.20 exercisable until 3 April 2004.

Subsequent to year-end, the Company has entered into two option agreements. One agreement is to acquire up to a 70% interest in the Pasco Canyon project covering a large untested gold system in northern Nye County, Nevada. The other agreement is to acquire a 100% interest in the Trend Project, a large block of mineral claims adjoining the south end of Placer Dome and Kennecott's Cortez joint venture in north central Nevada.  The cash, share issuance, and expenditure requirements are set out in Note 12 to the Consolidated Financial Statements.

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its consolidated financial statements for the year ended May 31, 2003 and the notes thereto.

Results of Operations

During the year ended May 31, 2003, the Company sustained a loss of $1,702,249 or $0.06 per share, compared to a loss of $550,782 or $0.02 per share in the 2002 comparative period. This increase was the result of greater resource property costs written off (2003 - $1,279,483; 2002 - $238,574), increased general and administrative expenses (2003 - $386,854; 2002 - $369,395), higher foreign exchange loss on conversion of US currencies (2003 - $36,996; 2002 - $3,903 gain), lower interest income (2003 - $25,721; 2002 - $68,848) and higher write-downs of investments (2003 - $24,637; 2002 - $15,564).

Resource property costs written off in the current year relate to costs on the Takla ($617,462), the Amarok ($283,991), the Fox ($62,184), the CC Claims ($131,759) and on outside property evaluations (U.S.A. - $142,620; Canada - $34,595; South America - $6,872). In 2002, resource property costs written off related to the abandoned Antana project in Peru - $19,511, outside property evaluations - $103,860; and general South America - $115,203.  As disclosed in Note 3c to the Consolidated Financial Statements, the write-down of the Takla claims is due to recent inactivity on the property, however, the Company intends to maintain its interest in the claims.

General and administrative expenses in 2003 were approximately $18,000 higher than in 2002. Regulatory compliance costs relating primarily to the dissemination of proxy-related materials and fees paid to regulatory authorities and CDS Inc. through SEDAR and the electronic filing of Form 20F though EDGAR resulted in a major increase from $26,271 in 2002 to $46,949 in 2003. While salaries expenses decreased (2003 - $51,181; 2002 - $59,524), the CEO allocated more of his time in this year to investor relations than in 2002, resulting in an increase in investor relations expenditures in 2003 (2003 - $23,928; 2002 - $14,453). The amount charged by Northair under a management service agreement (disclosed in Note 6 (a) to the financial statements) remained the same as 2002 ($180,000). Northair and the Company have directors in common. In addition to items noted elsewhere, during the year, the Company paid salaries and consulting fees of $178,815 (2002 - $197,622) to directors and officers for geological, exploration and administrative services.

Funds that the Company holds in US-denominated currencies experienced a steady decline in exchange rate to Canadian dollars. Therefore, the Company sustained a foreign exchange loss of $36,996 in 2003 as compared to a gain of $3,903 in 2002. The reader is referred to the Consolidated Statement of Operations in Schedule A for a breakdown and comparison of the Company's general and administrative expenses.

Interest income in the current year continued to weaken as a result of lower cash balances and interest rates, resulting in $25,721 in 2003 compared to $68,848 in 2002.

The Company has a portfolio of investments accounted for on the cost basis as the Company has less than 20% interest in and/or no significant influence over the investee companies. These investments are written down to net realizable value when the decline in value is deemed to be other than temporary. During the year 2003, these investments were written down by $24,637 (2002 - $15,564).

Liquidity and Capital Resources:

During the current year, the Company's cash reserves experienced a slight net increase of $5,865 (2002 decrease - $747,458) resulting in a balance of $1,867,100 as at May 31, 2003. The Company spent $394,635 on its operating activities (2002- $372,491) and $689,709 (2002 - $374,651) on investing activities including resource property expenditures of $533,837 for deferred exploration costs and $150,049 for deferred acquisition costs. Net proceeds of $1,094,091 (2002 - nil) from share capital issuance offset these expenditures. Included in cash on hand are flow-through funds totalling $947,987 which the Company has undertaken to spend on Canadian exploration expenditures (as defined under the Canadian Income Tax Legislation (see Note 5 (e)). After adjusting cash and short term investments for accounts receivable of $13,501 and current liabilities of $22,683, which included $14,718 owed to Northair for expense reimbursements, the Company had net working capital of $1,857,918 as at May 31, 2003 (2002 - $1,847,230).

The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $115,751. Details of these investments are itemized in Note 4 in the Consolidated Financial Statements in Schedule A.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company's investment in resource properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined now because they are contingent on future matters.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities other than maintaining some funds in US dollar investments until such time as the funds are required.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties or with the possible loss of such properties.

NDT VENTURES LTD.

860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of INTERNATIONAL NORTHAIR MINES LTD. (the "Company") will be held at 860 - 625 Howe Street, Vancouver, B.C., on Monday, November 3, 2003, at 9:30 a.m., Vancouver time, for the following purposes:

1.

To receive and consider the Report of the Directors to the Members and the consolidated audited financial statements of the Company together with the report of the auditor's thereon for the financial year ended May 31, 2003 ("Financial Statements").

2.

To elect directors.

3.

To appoint the auditor for the ensuing year.

4.

To authorize the Directors to fix the remuneration to be paid to the auditor.

5.

To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice.

6.

To authorize the Directors to amend stock options as more particularly set out in the Information Circular.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 29th day of September, 2003

BY ORDER OF THE BOARD OF DIRECTORS

OF NDT VENTURES LTD.

______________________________________________________________________________

Fred G. Hewett

Director

NDT VENTURE LTD.

INFORMATION CIRCULAR

(As at September 29, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of NDT VENTURES LTD. (the "Company") for use at the annual and special general meeting of the Company to be held on November 3, 2003 and at any adjournments thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN A MANAGEMENT PROXYHOLDER, TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT PROXYHOLDERS AND BY INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY EXECUTING A PROXY IN A FORM SIMILAR TO THE ENCLOSED FORM.  A PROXYHOLDER NEED NOT BE A SHAREHOLDER.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company  625 Howe Street  10th Floor Vancouver, BC V6C 3B8 or faxed  to  (604) 689-8144.  Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting can be completed at http://www.stocktronics.com/webvote not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because  the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value of which 33,014,745 common shares (the "common shares") are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on September 29, 2003 will be entitled to receive notice of and vote at the meeting.  The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, as at the record date, no individual person or company beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all the common shares of the Company.

A quorum for the Meeting shall be two members entitled to attend and vote at the meeting who may be represented by proxy or other proper authority.

ELECTION OF DIRECTORS

Advance notice of the Meeting was published in the Vancouver Sun newspaper on March 12, 2003.

The number of directors is currently fixed at seven. The Articles of the Company provide for the election and retirement of directors by rotation. At each annual general meeting, one-half of the directors, or if their number is not a multiple of two, then the nearest to, but not exceeding one-half shall retire from office. The directors to retire are those who have been longest in office since their last election or appointment. As between persons who become directors on the same day, those to retire shall, in default of agreement between them, be determined by lot.

The Company has an audit committee and a corporate governance committee.  Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominee is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, controlled(1)
Fred G. Hewett President, Director Coquitlam, B.C.	Professional Engineer and geologist	1995	137,000 (2)
D. Neil Briggs (3) (4) Director West Vancouver, BC	Geologist	1995	Nil
Donald G. Moore (3) Director West Vancouver, BC	Self employed consultant to junior mining companies	1995	Nil

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 15, 2003, based on information furnished to the Company by the individual director. Unless otherwise indicated, such shares are held directly.

(2)

112,000 common shares are held in the name of Mortimer Investments Ltd., a company in which Mr. Hewett has a 50% interest.

(3)

Member of the audit committee.

(4)

Member of the corporate governance committee.

Persons Continuing as Directors

The following table sets out the names of the persons whose term of office as a director will continue, and other information concerning their occupations and shareholdings;

Name, Municipality of Residence and Position	Principal Occupation or Employment	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, controlled(1)
Donald A. McLeod Chairman, Director, West Vancouver, BC	Retired	Since 1995	120,000
James P. Stewart Director; Edmonton, AB	Professional Geologist	Since 1995	Nil
D. Bruce McLeod (2) (3) Vice President & Director North Vancouver BC	Professional Mining Engineer	Since 1996	263,500
Bruce C. Grant (3) Director, St. John's, NF	Lawyer	Since 1995	2,000

(1)

Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at  September 15, 2003, based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.

(2)

Member of the audit committee.

(3)

Member of the corporate governance committee.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at  February 28, 2003, each of  the Company's four most highly compensated executive officers of the Company, other than the Chief Executive Officer, who were serving as executive officers as at February 28, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

The following table also provides the disclosure required by the Alberta Securities Commission's Form 40 for the Company's "executive officers".

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary - Bonus - Other Annual ($) ($) Compensation ($)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Frederic G. Hewett President	May 31, 2003	82,173	Nil	Nil	300,000	Nil	Nil	Nil
D. Bruce McLeod Vice President		15,525	Nil	Nil	300,000	Nil	Nil	Nil
Thomas H. Burkhart Vice President		133,959	Nil	12,644	300,000	Nil	Nil	Nil
Frederic G. Hewett President	May 31, 2002	91,728	Nil	Nil	100,000	Nil	Nil	Nil
D. Bruce McLeod Vice President		22,142	Nil	Nil	125,000	Nil	Nil	Nil
Thomas H. Burkhart Vice President		138,098	Nil	12,389	300,000	Nil	Nil	Nil
Frederic G. Hewett President	May 31, 2001	94,595	Nil	Nil	100,000	Nil	Nil	Nil
D. Bruce McLeod Vice President		38,684	Nil	Nil	125,000	Nil	Nil	Nil
Thomas H. Burkhart Vice President		133,184	Nil	12,219	300,000	Nil	Nil	Nil

The Company has no executive compensation committee and no formal compensation policy. However, the executive officers are compensated in a manner consistent with their respective contribution to the overall benefit of the Company.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities).

Option/Stock Appreciation Right ("SAR") Grants during the most recently completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options Granted[1] (#)	% of Total Options Granted to Directors and Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Fred G. Hewett	200,000	13%	$0.15/share	$0.15/share	Feb. 17, 2008
D. Bruce McLeod	175,000	12%	$0.15/share	$0.15/share	Feb. 17, 2008

Aggregated Options Exercised in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year. The following table sets forth details of the financial year-end value of the Named Executive Officers unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexecisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Fred G. Hewett	Nil	Nil	300,000/0	$0/0
D. Bruce McLeod	Nil	Nil	300,000/0	$0/0
Thomas H. Burkhart	Nil	Nil	300,000/0	$0/0

Option and SAR Repricings

The Company has no SAR's and none of the options held by the Named Executive Officers were re-priced during the most recently completed fiscal year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has  no employment contract or arrangement with respect to compensation to its Named Executive Officers arising out of their resignation, retirement or any other termination of employment or from a change of control of the Company or a change in a Named Executive's responsibilities following a change of control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

The Company granted stock options to the directors during the most recently completed financial year.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)1	% of Total Options Granted to All Directors/ Employees in the Financial Year	Exercise or Base Price ($/Securities)2	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Donald A. McLeod Chairman	150,000	10%	$0.15/ Share	$0.15	Feb 17, 2003	Feb 17, 2008
D. Neil Briggs Director	150,000	10%	$0.15/Share	$0.15	Feb 17, 2003	Feb 17, 2008
Donald G. Moore Director	150,000	10%	$0.15/Share	$0.15	Feb 17, 2003	Feb 17, 2008
James Stewart Director	150,000	10%	$0.15/Share	$0.15	Feb 17, 2003	Feb 17, 2008
Bruce Grant Director	150,000	10%	$0.15/Share	$0.15	Feb 17, 2003	Feb 17, 2008

Notes:

The options generally become exercisable on the date of grant subject to regulatory and shareholder approval.

2

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

Aggregated Option Exercises by Directors During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexecisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Donald A. McLeod	Nil	Nil	150,000/0	$0/0
D. Neil Briggs	Nil	Nil	150,000/0	$0/0
Donald G. Moore	Nil	Nil	150,000/0	$0/0
Bruce G. Grant	Nil	Nil	150,000/0	$0/0
James P. Stewart	Nil	Nil	150,000/0	$0/0

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, any proposed nominee for election as a director of the Company, any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding shares of a Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction of the Company since the commencement of its last completed financial year or in any proposed transaction which has or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Staley, Okada & Partners Chartered Accountants, of Surrey, British Columbia as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed by persons other than the directors and senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.  The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines (the "Exchange Guidelines") for improved corporate governance in Canada adopted by the TSX Venture Exchange (the "Exchange") for Tier 1 listed companies.  More detailed information regarding the Company's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out below.

Board of Directors

Structure and Compensation

The Board is currently composed of seven directors and in accordance with the Company's Articles three directors retire from office each year and are nominated to stand for re-election at the Annual General Meeting. Members of the Company elect directors individually.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors.  An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  One proposed nominee, Fred G. Hewett, is an "inside" or management director and accordingly is considered to be "related" within the meaning of the Exchange Guidelines.  The other two proposed nominees, D. Neil Briggs and Donald G. Moore are unrelated directors. In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the Company Act (Britsh Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the board oversees the management of the Company's affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets formally at least annually to review, among other things, the performance of the Company, to assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.  Pursuant to the Company's Articles and the Company Act (British Columbia) a resolution in writing, signed by each director (a "Consent Resolution"), is as valid and effectual as if it had been passed at a board meeting. During the past fiscal year ended May 31, 2003, the Board met three times and adopted thirteen Consent Resolutions.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure.  There are two  standing committee (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, as well as monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's annual financial statements prior to approval by the Board and release to the public.  The Audit Committee may also meet periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are D. Bruce McLeod, D. Neil Briggs and Donald G. Moore, two of whom are unrelated directors. The Audit Committee met on September 17, 2003 and recommended that the audited consolidated financial statements for the year ended May 31, 2003 together with the Auditors report thereon be approved by the Board.

Corporate Governance Committee

The Corporate Governance Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate governance obligations and activities. Its  mandate is to review, at least annually, the Company's corporate governance activities within the context of the Exchange Guidelines and its duties to shareholders under the Company Act (British Columbia). Currently, the members are D. Bruce McLeod, Bruce G. Grant and D. Neil Briggs, two of whom are unrelated directors. This Committee met on September 17, 2003 to review the Company's corporate governance obligations with reference to the Guidelines. The Committee has reported to the Board where the Company's corporate governance system differs from the Guidelines, each difference and the reason for the difference.

The Board has considered the report of the Corporate Governance Committee and is of the view that the Company's general approach to corporate governance, summarized below, is substantially consistent with the objectives of the Exchange Guidelines.

Exchange Guidelines	The Company's Approach
1. The board should explicitly assume responsibility for stewardship of the Company. Specifically, the board should assume responsibility for:

The Board is responsible for supervising the management of the Company's business and the conduct of the Company's affairs. The Board assumes responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

(a) adoption of a strategic planning process

The Board ensures there are long-term goals and strategies in place for the Company. The Board actively monitors the Company's progress upon receipt of a monthly written report prepared by senior management.

The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.
In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and goals.
(b) identification of principal risks and implementation of appropriate risk-management systems

The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the mining and mineral exploration industry, the regulatory and competitive environment, and general economic conditions.

The Board assumes the responsibility for identifying any principal risks and if necessary implementing appropriate risk management systems. The Company maintains insurance policies covering its property and its third party liability exposures.

The Board will request and management will supply on a regular basis appropriate signed compliance certificates related to tax payments, employee withholdings and other regulatory matters bearing on directors' responsibilities and possible liability thereunder.

(c) succession planning, including appointing, training and monitoring senior management.	The Board is responsible for succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel.
(d) communications policy

The Company does not have a written communication policy however, senior management is aware of all regulatory requirements with respect to continuous disclosure and have implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and the regulatory authorities.

(e) integrity of internal control and management information systems

The Board ensures the integrity of internal control and management information systems through its delegation to various committees where appropriate. The Audit Committee annually reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

2. Majority of directors are "unrelated"

An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

Having regard to the foregoing, four of the seven current directors are "unrelated".
3. Disclose whether each director is "unrelated"

Fred G. Hewett and D. Bruce McLeod are "related" because they hold senior management positions in the Company.  D. Neil Briggs, Donald G. Moore, James P. Stewart and Bruce G. Grant all "unrelated". Donald A. McLeod, is an "outside" director who is related to D. Bruce McLeod, an "inside" director.

4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	The Company does not, at this time, have a specific committee responsible for the appointment or assessment of directors. These functions will be addressed by the Board when required.
5. Implement a process for assessing the effectiveness of Board, its committees and individual directors

It is the responsibility of the Corporate Governance Committee to develop and institute a plan to measure the effectiveness of the Board as a whole, the Committees of the Board and individual Board members. These assessment procedures will be developed and put in place in the current year.

6. Provide orientation and education programmes for new directors	The Company has had continuity on its board since 1995. Therefore orientation and education of new directors is not relevant at this time.
7. Consider reducing the size of board, with a view to improve effectiveness	The Board considers its current size satisfactory for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8. Review compensation of directors in light of risks and responsibilities	Board members are not compensated for their services in their capacity as directors or for committee participation other than through incentive stock options.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	A majority of the Company's Committees are made up of "outside" and "unrelated" directors.
10. Appoint a committee responsible for determining the Company's approach to corporate governance issues

The Board has appointed D. Bruce McLeod, Bruce C. Grant and D. Neil Briggs to its Corporate Governance Committee which has been given the mandate of developing the Company's approach to corporate governance issues and to ensure that the Company's corporate governance system effectively supports the discharge of its obligations to the shareholders

11. Define limits to management's responsibilities by developing mandates for:	The Board has not developed formal documented position descriptions for the Board or the Chief Executive Officer ("CEO") setting out the limits of responsibilities or mandates.
(a) the Board

However, it is the opinion of the Board that the respective corporate governance roles of the Board and management, as represented by the CEO, are clear and the Board is satisfied that senior management and individual directors are aware of their respective responsibilities. The Board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board approves the quarterly and annual financial statements, the supplemental information and the management discussion and analysis contained in the Company's Quarterly and Year End Reports as required by the regulatory authorities. The Board also approves the disclosure contained in the Company's Annual Information Form.

(b) the executive officer

The CEO is responsible for meeting the defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash resources, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

12. Establish procedures to enable the Board to function independently of management

It is the considered opinion of the Board that there is sufficient independence of the board from management and that the Board's independence is not compromised. The Board believes that its current composition, in which two of seven directors are "inside" directors, is sufficient to ensure that the Board can function independently given the stage of the Company's development. The independence of the Board is further enabled through the separation of the positions of Chairman and Chief Executive Officer. Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company). Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management. At every Board Meeting, the Board is afforded an opportunity to meet "in camera" without any related director being present.

13.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities

The Audit Committee is currently composed of a majority of unrelated directors. It is responsible for overseeing the Company's financial reporting obligations, financial systems and disclosure and acts as a liaison between the Board and the Company's auditors. The Audit Committee reviews the annual financial statements, ensures that internal controls over accounting and financial systems are maintained and that accurate financial information is provided to shareholders. The Audit Committee also reviews the results of internal and external audits and any change in accounting procedures or policies, and evaluates the performance of the Company's auditors.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense

In addition to the authority of the Committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Adoption of Stock Option Plan

Pursuant to the TSX Venture Exchange's (the "Exchange") Policy 4.4 all listed companies are required to adopt a stock option plan.  The Board of Directors of the Company adopted a stock option plan (the "Plan") effective September 23, 2003, subject to acceptance by the Exchange and the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to 5 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the annual general meeting.

Unless such authority is withheld, the persons name in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, shareholders will be asked to pass a resolution in the following form

"UPON MOTION IT WAS RESOLVED that the Company do approve, subject to regulatory approval, the adoption of a stock option plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

(b)

Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals.  Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy.  However, such policy requires that  any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members").

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Therefore, the disinterested members at the Meeting will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED by the disinterested members that the directors be authorized in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals."

Subject to the approval of the shareholders of the Company's proposed new Plan, the number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia  this 29th day of September, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

OF NDT VENTURES LTD.

________________________________                        _______________________________________

Fred G. Hewett President and Director                               D. Bruce McLeod Vice President and Director

NDT VENTRUES LTD.

SUPPLEMENTAL MAILING LIST RETURN FORM

National Instrument 54-101 provides shareholders with the opportunity to elect annually to have their names added to the Company's Supplemental Mailing List in order to receive its first, second and third quarterly reports. If you wish to receive such reports, please complete and mail this form to the Company at 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6 or fax to (604) 689-5041

Name - Please Print

Address/City/Province/Postal Code

_______________________________

____________________

Signature

Date

_____________________

E-mail address

Method of communication:

____E-mail Notification*

____ Mail (Postal)

*If you have selected E-mail notification as your method of communication, you must also complete the "Consent to Electronic Delivery of Documents"  section below.

Consent to Electronic Delivery of Documents

1.

I acknowledge that access to both Internet Email and the World Wide Web is required in order to access documents electronically.  I will receive by email notification of the availability of a document in electronic format.  The notification email will not contain the actual document.  The notification email will contain a web address (or hyperlink) where the document can be found.  By entering this address into my web browser, I can view, download, and print the document from my computer.

2.

I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF).  The Adobe Acrobat Reader software is required to view documents in PDF format.  The Reader software is available free of charge from Adobe's web site at www.adobe.com.  The Reader software must correctly installed on my system before I will be able to view documents in PDF format.

3.

I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone at ((604) 687-7545), by fax ((604) 689-5041), by email (info@northair.com), or regular mail (860  - 625 Howe Street, Vancouver, B.C.  V6C 2T6).

4.

For the below named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site.  Specific cancellation dates will be noted on the documents themselves.

5.

I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6.

I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone ((604) 687-7545), by fax ((604) 689-5041), by email (info@northair.com), or regular mail (860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6).

7.

I understand that I am not required to consent to electronic delivery.

______________________________________

___________________________________

(Name)

(Postal Address)

______________________________________

__________________________________

(E-mail Address)

(Postal Address)

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

___________________________________

________________________________

(Date)

(Signature)

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

NDT VENTURES LTD.

ON MONDAY, NOVEMBER 3, 2003, AT 9:30AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, FRED G. HEWETT, a Director of the Company, or failing this person, **D. BRUCE McLEOD**, a Director of the Company, or in the place of the foregoing, (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Staley Okada & Partners, Chartered Accountants as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To elect as Director, Fred G. Hewett		N/A	
4. To elect as Director, D. Neil Briggs		N/A	
5. To elect as Director, Donald G. Moore		N/A	
6. To approve an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory approval, as more fully set forth in the information circular accompanying this proxy.			N/A
7. To authorize the directors amend stock options.			N/A
8. To grant the proxyholder authority to vote an his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

 NDT VENTURES LTD.

NORTHAIR GROUP COMPANY

SUITE 860 - 625 HOWE STREET   VANCOUVER, BC    V6C 2T6  CANADA

TEL: (604) 687-7545  FAX: (604) 689-5041

TO:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

TSX Venture Exchange

RE:

NDT VENTURES LTD. (the "Issuer")

We confirm that the following material will be sent by pre-paid mail on October 2, 2003, to the registered shareholders of the Issuer:

1.

2003 Annual Report including a Letter to the Shareholders; Exploration Overview; B.C. Form 51-901 for the year ended May 31, 2003 comprised of Schedule A - Audited Consolidated Financial Statements as at May 31, 2003 and 2002, Schedule B - Supplemental Information and Schedule C - Management Discussion and Analysis;

2.

Notice of Annual General and Special Meeting/Information Circular/ Supplemental Mail List Return Form/Proxy.

We further confirm that copies of the above mentioned material was sent to each intermediary holding shares of the Issuer who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communication.

We are providing this material to you, in compliance with the regulations made under the applicable securities legislation.

NDT VENTURES LTD.

Per:

"Gail Sharp"

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 6, 2003